Mail Stop 3561

August 25, 2005

Jerald L. Fenstermaker, President
Freedom Financial Group, Inc.
3058 East Elm Street
Springfield, Missouri 65802

      RE: Freedom Financial Group, Inc.
              Registration Statement on Form 10-SB
              Amendment Filed: July 22, 2005
              File No. 0-51286

Dear Mr. Fenstermaker:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Bankruptcy and Reorganization of Predecessor Under Chapter 11, page 4

1. We note your response to our prior comment 7.   The information you have provided may be important as it pertains to the background that led to Mr. Schweigert's appointment as trustee and the installation of Mr. Fenstermaker as the company's President and CEO during the reorganization. Refer to our prior comment 10. Please revise your disclosure as appropriate.

<u>Management's Discussion and Analysis, page 28</u>

2. We read your response to our prior ccomment 55; however we do not see where you have responded to the comment in its entirety. We are reissuing this comment in part. Please expand your discussions in MD&A to explain significant changes in asset quality and loss history, relate those changes to changes in allowance and provision, and reflect that management is following an appropriately-documented methodology. In this regard, please address how the significant increase in sub-prime automobile loans during the periods presented impacted your provisions for loan losses.   Explain how management viewed uncertainties and quantified its judgments.

<u>Certain Relationships and Related Transactions, page 56</u>

3. Please tell us in greater detail why you do not believe your company has promoters as that term is defined in Rule 405. For example, it appears that the bankruptcy court's order implemented the Plan of Reorganization, which had been developed by other parties who may be considered your promoters.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc.   Arnold Kaplan, Esq.
         (303) 572-7883